Mail Stop 0308

      	May 26, 2005



Christopher Schilling
President and Principal Executive Officer
Sydys Corporation
2741 East Hastings Street
Suite 209
Vancouver, British Columbia V5K 1Z8
CANADA

      Re:	Sydys Corporation
      Amendment No. 4 to Registration Statement on Form SB-2
      File No. 333-120893
      Filed May 20, 2005

Dear Mr. Schilling:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be aware that the page numbers to which we refer correspond to the pages in the redlined amendment.

Selected Financial Data, page 7

1. Please revise to include income statement data for the three months ended March 31, 2005.

2. We note that the stockholders` deficit at March 31, 2005 and net loss for the six months ended March 31, 2005 do not agree with the unaudited financial statements included in the filing. Please revise.



Use of Proceeds, page 10

3. We note your response to comment two in our letter dated May 6, 2005. In your document, you state that you have paid some of the offering expenses already. The table in this section indicates that you will use $10,000 of the offering`s proceeds for legal fees. The table on page 59 indicates that your legal fees for this offering are
$25,000. If true, please make clear that the offering expenses you have paid already are the $15,000 in legal fees. If this is not true, please disclose the expenses you have paid already and reconcile your two tables.


*	*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact William Thompson, Staff Accountant, at (202) 551-3344, or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff
Attorney, at (202) 551-3343, Ellie Quarles, Special Counsel, at
(202)
551-3238, or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Conrad C. Lysiak, Esq.
      601 West First Avenue, Suite 503
      Spokane, WA 99201
	Via Fax: (509) 747-1770
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Christopher Schilling
Sydys Corporation
May 26, 2005
Page 1